SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of April 2018

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15

(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒             Form 40-F   ☐

CGG’s Board of Directors meeting elected Philippe Salle as

Chairman of the Board of Directors

Sophie Zurquiyah takes up her position of CEO

Paris, France – April 30, 2018

CGG’s Board of Directors, meeting on April 26, 2018, elected Philippe Salle as Chairman of the Board of Directors. Sophie Zurquiyah took up her position of CEO of the Group and was appointed director by the general meeting on the same day.

Following the Board meeting, Philippe Salle said: “CGG is now in good hands. Sophie’s skills and in-depth knowledge of our industry and technology complemented by strong leadership are key to leading CGG to a renewed financial return”.

Effective April 26, 2018, the composition of CGG’s Board of Directors is as follows:

•	Philippe Salle – Chairman of the Board

•	Sophie Zurquiyah – CEO and director

•	Helen Lee Bouygues – independant director

•	Michael Daly – independant director

•	Patrice Guillaume – director representing the employees

•	Anne-France Laclide-Drouin – independant director

•	Colette Lewiner – independant director

•	Gilberte Lombard – independant director

•	Heidi Petersen – independant director

•	Mario Ruscev – independant director

•	Robert Semmens – director

About CGG

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,300 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts
Group Communications	Investor Relations
Christophe Barnini	Catherine Leveau
Tel: + 33 1 64 47 38 11	Tel: +33 1 64 47 34 89
E-Mail: : invrelparis@cgg.com	E-mail: : invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date April 30th, 2018	By /s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer